U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Holmes,                               Charles              S.
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   (Last)                           (First)             (Middle)

P.O. Box 2850
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                                    (Street)

Southhampton, New York 11969
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

                           EMPIRE OF CAROLINA - "EMP"

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

                                   December 1999

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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   __% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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   Common Stock                        12/02/99        P               20,000      A       $.25                    (1)        (1)
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   Common Stock                        12/03/99        P               50,000      A       $.25                    (1)        (1)
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   Common Stock                        12/06/99        P               25,000      A       $.25                    (1)        (1)
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   Common Stock                        12/07/99        P               38,600      A       $.25                    (1)        (1)
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   Common Stock                        12/08/99        P               5,500       A       $.25                    (1)        (1)
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   Common Stock                        12/20/99        P               25,000      A       $.25                    (1)        (1)
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   Common Stock                        12/21/99        P               25,000      A       $.25                    (1)        (1)
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   Common Stock                        12/22/99        P               45,000      A       $.25                    (1)        (1)
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   Common Stock                        12/27/99        P               10,000      A       $.219                   (1)        (1)
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   Common Stock                        12/28/99        P               25,000      A       $.25                    (1)        (1)
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   Common Stock                        12/29/99        P               80,000      A       $.25                    (1)        (1)
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   Common Stock                        12/30/99        P               10,000      A       $.25                    (1)        (1)
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   Common Stock                        12/30/99        P               18,900      A       $.219    5,404,008      (1)        (1)
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                           (Printed or Type Response)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1) Includes: 265,656 shares of unregistered Common Stock in addition to 3,933,752 shares of Common Stock issuable upon the conversion of 145,000 shares of Series A Preferred Stock and 2,773,752 Warrants owned directly by Charles Holmes. Also includes: 175,000 shares of Common Stock purchased for Carrie Catherine Holmes, a minor, which are held by Diane Holmes in a custodian account and 1,029,600 shares of Common Stock owned by Diane Holmes (the acquisition of 378,000 of which are the subject of this report) which are owned indirectly by Charles Holmes.


/s/ Charles S. Holmes                                       January 10, 2000
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      **Signature of Reporting Person                             Date
         CHARLES S. HOLMES

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


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